Free Writing Prospectus
                           Filed Pursuant to Rule 433
                             File No. 333-121904-05

General

The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2005-C6 will include a class of certificates (the "Class A-2FL Certificates") that entitles its holders to payments of interest based on a floating rate. The trust fund will include a swap agreement that will relate to the Class A-2FL Certificates. Credit Suisse First Boston International, an affiliate of the depositor, one of the mortgage loan sellers and one of the underwriters, will be the counterparty under that swap agreement. As of the date of the prospectus supplement, the swap counterparty has been assigned a senior unsecured debt rating of "A+" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and a senior debt rating of "Aa3" by Moody's Investors Service, Inc.

The Class A-2FL Certificates will represent interests in a grantor trust, the assets of which will include, among other things, an uncertificated REMIC regular interest, designated as the class A-2FL REMIC II regular interest, and the rights and obligations under the swap agreement. For so long as it is in effect, the swap agreement will provide, among other things, that amounts payable as interest with respect to the class A-2FL REMIC II regular interest will be exchanged for amounts payable as interest under the swap agreement, with payments to be made between the swap counterparty and the trustee on behalf of the holders of the Class A-2FL Certificates on a net basis.

Investing in the Class A-2FL Certificates Involves Certain Risks

        Distributions on the Class A-2FL Certificates will Depend, in Part, on Payments Received from the Swap Counterparty. Because the Class A-2FL Certificates will be paid through the class A-2FL REMIC II regular interest, which accrues interest at a fixed rate of interest subject to a maximum pass-through rate equal to a weighted average coupon derived from net interest rates on the underlying mortgage loans, the ability of the holders of the Class A-2FL Certificates to obtain the payment of interest at the designated LIBOR-based pass-through rate (which payment of interest may be reduced in certain circumstances as described in the prospectus supplement) will depend on payment by the swap counterparty pursuant to the swap agreement.

        A Decline in the Ratings of the Swap Counterparty May Result in the Termination of the Swap Agreement and as a Result, the Pass-Through Rate on the Class A-2FL Certificates May Convert to the Pass-Through Rate on the Class A-2FL REMIC II Regular Interest. If the swap counterparty's long-term or short-term ratings fall below the ratings specified in the prospectus supplement under "Description of the Swap Agreement--The Swap Agreement" in the prospectus supplement, the swap counterparty will be required, in certain cases, to post collateral or find a replacement swap counterparty acceptable to the rating agencies, or in the case of a rating agency trigger event, to find a replacement swap counterparty acceptable to the rating agencies. In the event that the swap counterparty fails to either post acceptable collateral or find an acceptable replacement swap counterparty after certain events or find a replacement swap counterparty after a rating agency trigger event, as the case may be, the trustee will be required to take such actions (following the expiration of any applicable grace period), unless otherwise directed in writing by the holders of 25% (by balance) of the Class A-2FL Certificates, to enforce the rights of the trustee under the swap agreement as may be permitted by the terms of the swap agreement and the pooling and servicing agreement and use any termination fees received from the swap counterparty to enter into a replacement swap agreement on substantially similar terms. If the costs attributable to entering into a replacement swap agreement would exceed the net proceeds of the liquidation of the swap agreement, a replacement swap





We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about us, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling toll free 1.800.221.1037 or by email to the following address: barry.polen@csfb.com.

agreement will not be entered into and any such proceeds will instead be distributed to the holders of the Class A-2FL Certificates. In such instance, the Class A-2FL Certificates will have the same pass-through rate of the class A-2FL REMIC II regular interest, which is a fixed rate (subject to the weighted average net mortgage rate on the underlying mortgage loans). There can be no assurance that the swap counterparty will maintain the required ratings or have sufficient assets or otherwise be able to fulfill its obligations under the swap agreement.

LIBOR Fluctuations Will Affect Yields on the Class A-2FL Certificates

The yield to investors in the Class A-2FL Certificates will be highly sensitive to changes in the level of LIBOR. Investors in the Class A-2FL Certificates should consider the risk that lower than anticipated levels of LIBOR could result in actual yields that are lower than anticipated yields on the Class A-2FL Certificates.

For a more detailed discussion of the risks involved in investing in the Class A-2FL Certificates, see "Risks Related to the Swap Agreement" in the prospectus supplement.

The Swap Agreement

The initial notional amount of the swap agreement will be equal to the total initial principal balance of the Class A-2FL Certificates (and, correspondingly, of the class A-2FL REMIC II regular interest). The notional amount of the swap agreement will decrease to the extent of any decrease in the total principal balance of the Class A-2FL Certificates (and, correspondingly, of the class A-2FL REMIC II regular interest). The maturity date of the swap agreement will be the earliest of (i) the rated final distribution date for the class A-2FL certificates, (ii) the date on which the notional amount of the swap agreement is zero, (iii) the date on which the option to purchase all of the underlying mortgage loans and all other property remaining in the trust fund is exercised and (iv) the date on which the termination of the trust fund occurs.

The interest accrual period for the Class A-2FL Certificates for any distribution date will be the period from and including the distribution date in the month preceding the month in which the related distribution date occurs (or, in the case of the first distribution date, from and including December 28,
2005) to, but excluding, the related distribution date; except that, if the swap agreement is terminated and not replaced or if there exists a continuing payment default by the swap counterparty under the swap agreement, then the interest accrual period with respect to the Class A-2FL Certificates for any distribution date will be the same as the interest accrual period for the class A-2FL REMIC II regular interest (the calendar month immediately preceding the month in which that distribution date occurs). Interest will be calculated with respect to the Class A-2FL Certificates based upon the actual number of days in the related interest accrual period and a year consisting of 360 days; except that, if the swap agreement is terminated and not replaced or if there exists a continuing payment default by the swap counterparty under the swap agreement, then the Class A-2FL Certificates will also accrue interest on the basis of a 360-day year consisting of twelve 30-day months.

Under the swap agreement, the trust will generally be obligated to pay to the swap counterparty with respect to each distribution date, out of interest amounts and any yield maintenance charges paid or payable, as the case may be, with respect to the class A-2FL REMIC II regular interest, an amount equal to the sum of (i) any yield maintenance charges allocable to the class A-2FL REMIC II regular interest and (ii) 1/12th of the product of (A) the notional amount of the swap agreement for that distribution date and (B) % per annum. The swap counterparty will generally be obligated to pay to the trust with respect to each distribution date an amount equal to the product of (i) the notional amount
of the swap agreement for that distribution date, (ii) LIBOR plus    % per annum
and (iii) a fraction, the numerator of which is the




We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about us, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling toll free 1.800.221.1037 or by email to the following address: barry.polen@csfb.com.

actual number of days elapsed during the related accrual period, and the denominator of which is 360, subject to adjustment as discussed in the following two paragraphs.

If the pass-through rate on the class A-2FL REMIC II regular interest is reduced below % per annum or if there is for any reason an interest shortfall with respect to the class A-2FL REMIC II regular interest, then the amount payable by the trust to the swap counterparty with respect to any distribution date will be reduced by an amount equal to the amount, if any, by which (a) 1/12th of the product of (i) %, multiplied by (ii) the notional amount of the swap agreement for that distribution date exceeds (b) the amount of interest distributions with respect to the class A-2FL REMIC II regular interest pursuant to the priority of distributions on that distribution date. As a result, the amount payable by the swap counterparty to the trust with respect to the subject distribution date will be reduced by an amount equal to the product of (a) the amount of the reduction determined as described in the immediately preceding sentence multiplied by (b) the quotient of (i) the product of (x) LIBOR plus %, multiplied by (y) the quotient of the actual number of days in the related accrual period divided by 360, multiplied by (z) the notional amount of the swap agreement for that distribution date, divided by (ii) 1/12th of the product of
(y) %, multiplied by (z) the notional amount of the swap agreement for that distribution date.

If the amount paid by the trust to the swap counterparty is reduced on any distribution date as described in the preceding paragraph, and if on any subsequent distribution date the amount of interest distributions with respect to the class A-2FL REMIC II regular interest pursuant to the priority of distributions on that distribution date exceeds 1/12th of the product of (i) %, multiplied by (ii) the notional amount of the swap agreement for that distribution date, then the trust will be obligated under the swap agreement to pay such excess to the swap counterparty, up to the total amount of such reductions remaining unreimbursed to the swap counterparty from prior distribution dates, and the swap counterparty will be obligated under the swap agreement to pay to the trust an amount equal to the product of (i) each amount reimbursed to the swap counterparty on the current distribution date and (ii) the quotient specified in clause (b) of the last sentence of the preceding paragraph for the distribution date on which the reduction that is currently being reimbursed originally occurred. Such reimbursements will be made on a first-in/first-out basis.

For a more detailed discussion of the swap agreement and its terms, the allocation of interest and principal to the holders of the Class A-2FL Certificates and the allocation of losses to the holders of the Class A-2FL Certificates, see "Description of the Swap Agreement," "Description of the Offered Certificates--Distributions--Principal Distributions," "Description of the Offered Certificates--Distributions--Interest Distributions," "--Distributions--Priority of Distributions" and "Description of the Offered Certificates--Reductions of Certificate Principal Balances in Connection with Realized Losses and Additional Trust Fund Expenses" in the prospectus supplement.





We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about us, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling toll free 1.800.221.1037 or by email to the following address: barry.polen@csfb.com.